UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____________________

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

____________________

OCWEN FINANCIAL CORPORATION
_____________________
(Name of Issuer)

Common Stock
(Title of Class of Securities)

675746309
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 15 Pages
Exbibit Index:  Page 15

CUSIP NO. 675746309	Page 2 of 15 Pages
1.	Name of Reporting Persons William C. Erbey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 21,318,1821 (as of December 31, 2015)
	6.	Shared Voting Power: 0 (as of December 31, 2015)
	7.	Sole Dispositive Power: 21,318,1821 (as of December 31, 2015)
	8.	Shared Dispositive Power: 0 (as of December 31, 2015)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,318,182 (as of December 31, 2015)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 17.0%* (as of December 31, 2015)
12.	Type of Reporting Person IN
_______________
 1 Includes 5,409,704 shares of Ocwen Financial Corporation (“Ocwen”) held by Munus, L.P., a Georgia limited partnership (“Munus”), in which Mr. Erbey has a 1% general partner interest; Erbey Holding Corporation, Inc. (“Erbey Holding”), a corporation wholly-owned by Mr. Erbey, has a 60% preferred limited partner interest and a 9% common limited partner interest; and The Community Foundation of West Georgia, Inc., a Georgia nonprofit corporation, has a 30% preferred limited partner interest, with no right to vote or control the assets of Munus. Also includes 2,440,000 shares of Ocwen held by Caritas Partners, LLC, a Delaware limited liability company (“Caritas”), of which Mr. Erbey, his spouse, E. Elaine Erbey (“Mrs. Erbey”), and Caritas Charitable Remainder Trust, a Georgia charitable remainder trust (the “Trust”) are members. Also includes 2,000,000 shares of Ocwen held by Salt Pond Holdings, LLC, a United States Virgin Islands limited liability company (“Salt Pond”), of which the members are Mr. Erbey, Mrs. Erbey and Erbey Holding. Salt Pond is owned by Mr. Erbey (56.2%), Mrs. Erbey (24.5%) and Erbey Holding (19.3%). Also includes 8,020,852 shares of Ocwen held by Tribue Limited Partnership, a United States Virgin Islands limited partnership (“Tribue”), in which Mr. Erbey has a 0.1% general partner interest, and Salt Pond has a 90% preferred limited partner interest and a 9.9% common limited partner interest. Also includes options to acquire 3,377,821 shares of Ocwen which are exercisable on or within 60 days from December 31, 2015.

CUSIP NO. 675746309	Page 3 of 15 Pages

1.	Name of Reporting Persons E. Elaine Erbey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0 (as of December 31, 2015)
	6.	Shared Voting Power: 12,460,8522 (as of December 31, 2015)
	7.	Sole Dispositive Power: 0 (as of December 31, 2015)
	8.	Shared Dispositive Power: 12,460,8522 (as of December 31, 2015)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,460,852 (as of December 31, 2015)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 9.9%* (as of December 31, 2015)
12.	Type of Reporting Person IN
_______________
 2 Includes 2,440,000 shares of Ocwen held by Caritas with Mr. Erbey, Mrs. Erbey and the Trust serving as members.  Also includes 2,000,000 shares of Ocwen held by Salt Pond, of which the members are Mr. Erbey, Mrs. Erbey and Erbey Holding. Also includes 8,020,852 shares of Ocwen held by Tribue, of which the partners are Mr. Erbey and Salt Pond.

CUSIP NO. 675746309	Page 4 of 15 Pages

1.	Name of Reporting Persons Caritas Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Georgia
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0 (as of December 31, 2015)
	6.	Shared Voting Power: 2,440,000 (as of December 31, 2015)
	7.	Sole Dispositive Power: 0 (as of December 31, 2015)
	8.	Shared Dispositive Power: 2,440,000 (as of December 31, 2015)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,440,000 (as of December 31, 2015)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 1.9%* (as of December 31, 2015)
12.	Type of Reporting Person OO

CUSIP NO. 675746309	Page 5 of 15 Pages

1.	Name of Reporting Persons Caritas Charitable Remainder Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Georgia
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0 (as of December 31, 2015)
	6.	Shared Voting Power: 2,440,0003 (as of December 31, 2015)
	7.	Sole Dispositive Power: 0 (as of December 31, 2015)
	8.	Shared Dispositive Power: 2,440,0003 (as of December 31, 2015)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,440,000 (as of December 31, 2015)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 1.9%* (as of December 31, 2015)
12.	Type of Reporting Person OO
_______________
  3 Includes 2,440,000 shares of Ocwen held by Caritas, with the Trust, Mr. Erbey and Mrs. Erbey serving as members, and Mr. Erbey serving as manager.

CUSIP NO. 675746309	Page 6 of 15 Pages

1.	Name of Reporting Persons Salt Pond Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0 (as of December 31, 2015)
	6.	Shared Voting Power: 10,020,8524 (as of December 31, 2015)
	7.	Sole Dispositive Power: 0 (as of December 31, 2015)
	8.	Shared Dispositive Power: 10,020,8524 (as of December 31, 2015)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,020,852 (as of December 31, 2015)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 8.0%* (as of December 31, 2015)
12.	Type of Reporting Person OO
_______________
 4 Includes 2,000,000 shares of Ocwen held in Salt Pond and 8,020,852 shares of Ocwen held by Tribue, of which the partners are Mr. Erbey and Salt Pond.

CUSIP NO. 675746309	Page 7 of 15 Pages

1.	Name of Reporting Persons Tribue Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0 (as of December 31, 2015)
	6.	Shared Voting Power: 8,020,852 (as of December 31, 2015)
	7.	Sole Dispositive Power: 0 (as of December 31, 2015)
	8.	Shared Dispositive Power: 8,020,852 (as of December 31, 2015)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,020,852 (as of December 31, 2015)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.4%* (as of December 31, 2015)
12.	Type of Reporting Person PN

CUSIP NO. 675746309	Page 8 of 15 Pages

1.	Name of Reporting Persons Munus, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Georgia
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0 (as of December 31, 2015)
	6.	Shared Voting Power: 5,409,704 (as of December 31, 2015)
	7.	Sole Dispositive Power: 0 (as of December 31, 2015)
	8.	Shared Dispositive Power: 5,409,704 (as of December 31, 2015)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,409,704 (as of December 31, 2015)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 4.3%* (as of December 31, 2015)
12.	Type of Reporting Person PN

CUSIP NO. 675746309	Page 9 of 15 Pages

1.	Name of Reporting Persons Erbey Holding Corporation, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0 (as of December 31, 2015)
	6.	Shared Voting Power: 15,430,5565 (as of December 31, 2015)
	7.	Sole Dispositive Power: 0 (as of December 31, 2015)
	8.	Shared Dispositive Power: 15,430,5565 (as of December 31, 2015)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,430,556 (as of December 31, 2015)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 12.3%* (as of December 31, 2015)
12.	Type of Reporting Person CO

_______________
 5 Includes 2,000,000 shares of Ocwen held by Salt Pond, 8,020,852 shares of Ocwen held by Tribue and 5,409,704 shares of Ocwen held by Munus.

 * The ownership percentage for each Reporting Person as of December 31, 2015 is based upon 125,390,482 shares of Ocwen outstanding as of October 26, 2015 according to Ocwen’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on October 29, 2015.

CUSIP NO. 675746309	Page 10 of 15 Pages

Item 1(a).	Name of Issuer:

Ocwen Financial Corporation (“Ocwen”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices:
2002 Summit Boulevard
6th Floor
Atlanta, GA 30319

Item 2(a).	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

	i)	William C. Erbey (“Mr. Erbey”);

	ii)	E. Elaine Erbey (“Mrs. Erbey”);

	iii)	Caritas Partners, LLC (“Caritas”);

	iv)	Caritas Charitable Remainder Trust (the “Trust”);

	v)	Salt Pond Holdings, LLC (“Salt Pond”);

	vi)	Tribue Limited Partnership (“Tribue”);

	vii)	Munus, L.P. (“Munus”); and

	viii)	Erbey Holding Corporation (“Erbey Holding”).

This statement relates to Shares (as defined in Item 2(d) below) held by Mr. and Mrs. Erbey. Each of Erbey Holding, Caritas, Tribue and Munus is a holding company for the investment of securities. The Trust is a charitable remainder unitrust. Salt Pond is a service business providing merchant banking services and family office services, which encompass trading in stocks or securities and possibly financing operations for businesses. Caritas’ members are the Trust, Mr. Erbey, and Mrs. Erbey, and Mr. Erbey is its sole manager. The partners of Tribue are Mr. Erbey and Salt Pond. The members of Salt Pond are Mr. Erbey, Mrs. Erbey and Erbey Holding. Erbey Holding is wholly-owned by Mr. Erbey. The partners of Munus are Mr. Erbey, Erbey Holding and The Community Foundation of West Georgia, Inc., a Georgia nonprofit corporation.

The agreement between the Reporting Persons to file this statement jointly in accordance with Rule 13d-1(k) under the Exchange Act is attached as Exhibit A.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Mr. and Mrs. Erbey’s business address is P.O. Box 25437, Christiansted, VI 00824. The principal office of Erbey Holding is P.O. Box 25437, Christiansted, VI 00824. The principal office of each of Caritas and the Trust is c/o Frazier & Deeter, LLC, 1320 Peachtree Road, Suite 1500, Atlanta, GA 30309. The principal office of Salt Pond is P.O. Box 25437, Christiansted, VI 00824. The principal office of Tribue is Royal Palms Professional Building, 62-3A & 62-3B Estate Thomas, Suite 101, St. Thomas, VI 00802. The principal office of Munus is 75 14th Street NE, Suite 2200, Atlanta, Georgia, 30309.

CUSIP NO. 675746309	Page 11 of 15 Pages

Item 2(c).	Citizenship:

	i)	Mr. Erbey is a United States citizen;

	ii)	Mrs. Erbey is a United States citizen;

	iii)	Caritas is a Georgia limited liability company;

	iv)	The Trust is a Georgia charitable remainder trust;

	v)	Salt Pond is a United States Virgin Islands limited liability company;

	vi)	Tribue is a United States Virgin Islands limited partnership;

	vii)	Munus is a Georgia limited partnership; and

	vi)	Erbey Holding is a Delaware corporation.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”).

Item 2(e).	CUSIP Number:

675746309

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned as of 12/31/2015:

Munus, for which Mr. Erbey retains management of the assets of, is the beneficial owner of 5,409,704 Shares of Ocwen. Caritas is the beneficial owner of 2,440,000 Shares of Ocwen, of which Mr. Erbey, Mrs. Erbey and the Trust are members. Salt Pond is the beneficial owner of 2,000,000 Shares of Ocwen, of which the members are Mr. Erbey, Mrs. Erbey and Erbey Holding. Tribue, for which Mr. Erbey retains management of the assets of, is the beneficial owner of 8,020,852 Shares of Ocwen. Mr. Erbey controls Munus, Caritas, the Trust, Salt Pond, Tribue and Erbey Holding and therefore is the beneficial owner of 17,870,556 Shares of Ocwen held indirectly through these entities plus 69,805 Shares of Ocwen held directly and options to acquire 3,377,821 Shares of Ocwen which are exercisable on or within 60 days from December 31, 2015.

Mr. Erbey: 21,318,182 Mrs. Erbey: 12,460,852 Caritas: 2,440,000 The Trust: 2,440,000 Salt Pond: 10,020,852 Tribue: 8,020,852 Munus: 5,409,704 Erbey Holding: 15,430,556

CUSIP NO. 675746309	Page 12 of 15 Pages

Item 4(b).	Percent of Class:

Mr. Erbey: 17.0% Mrs. Erbey: 9.9% Caritas: 1.9% The Trust: 1.9% Salt Pond: 8.0% Tribue: 6.4% Munus: 4.3% Erbey Holding: 12.3%

The percentages in the immediately preceding list have been calculated based on a total of 125,390,482 Shares of Ocwen outstanding as of October 26, 2015 according to Ocwen’s Quarterly Report on Form 10-Q filed with the SEC on October 29, 2015.

Item 4(c).	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote
Mr. Erbey: 21,318,182 Mrs. Erbey: 0 Caritas: 0 The Trust: 0 Salt Pond: 0 Tribue: 0 Munus: 0 Erbey Holding: 0
	(ii)	Shared power to vote or direct the vote
Mr. Erbey: 0 Mrs. Erbey: 12,460,852 Caritas: 2,440,000 The Trust: 2,440,000 Salt Pond: 10,020,852 Tribue: 8,020,852 Munus: 5,409,704 Erbey Holding: 15,430,556
	(iii)	Sole power to dispose or to direct the disposition of
Mr. Erbey: 21,318,182 Mrs. Erbey: 0 Caritas: 0 The Trust: 0 Salt Pond: 0 Tribue: 0 Munus: 0 Erbey Holding: 0
	(iv)	Shared power to dispose or to direct the disposition of

Mr. Erbey: 0 Mrs. Erbey: 12,460,852 Caritas: 2,440,000 The Trust: 2,440,000 Salt Pond: 10,020,852 Tribue: 8,020,852 Munus: 5,409,704 Erbey Holding: 15,430,556

CUSIP NO. 675746309	Page 13 of 15 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Item 4(a) above.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 675746309	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016	William C. Erbey

	By:	/s/ William C. Erbey

Date: February 16, 2016	E. Elaine Erbey

	By:	/s/ E. Elaine Erbey

Date: February 16, 2016	Caritas Partners, LLC

	By:	/s/ William C. Erbey
William C. Erbey Manager

Date: February 16, 2016	Caritas Charitable Remainder Trust

	By:	/s/ William C. Erbey
William C. Erbey
Co-Trustee

By:	/s/ E. Elaine Erbey
E. Elaine Erbey Co-Trustee

Date: February 16, 2016	Salt Pond Holdings, LLC

	By:	/s/ William C. Erbey
William C. Erbey President

Date: February 16, 2016	Tribue Limited Partnership

	By:	/s/ William C. Erbey
William C. Erbey General Partner

Date: February 16, 2016	Munus, L.P.

	By:	/s/ William C. Erbey
William C. Erbey General Partner

Date: February 16, 2016	Erbey Holding Corporation

	By:	/s/ William C. Erbey
William C. Erbey President

Page 15 of 15 Pages

EXHIBIT INDEX

A.
Joint Filing Agreement by and among William C. Erbey, E. Elaine Erbey, Caritas Partners, LLC, Caritas Charitable Remainder Trust, Salt Pond Holdings, LLC, Tribue Limited Partnership, Munus, L.P. and Erbey Holding Corporation